Exhibit 99.1

JUNE 2019 QUARTERLY REPORT

Paringa Resources Limited (“Paringa” or “Company”) (NASDAQ: PNRL, ASX: PNL) is pleased to present its quarterly report for the period ending June 30, 2019.

Highlights during, and subsequent to, the quarter include:

Coal sales

•	Paringa achieved its maiden coal shipment from its Poplar Grove river dock on April 26, 2019.

•	Paringa delivered total coal shipments of 26.3 thousand tons (“Kt”) during the quarter for gross sales of approximately US$1.1 million as shipments steadily increased with mine ramp-up.

Mining & processing

•	Mining productivity increased throughout the quarter, with Paringa on track to achieve production rates of 1.8 million tons per annum (“Mtpa”) on an annualized run-rate basis before year end 2019.

•
The second mining unit (“Unit 2”) commenced operations, taking the total number of continuous mining machines (“CMs”) in operation to four and significantly increasing the quantity of coal mined per shift.

•	Paringa activated the split ventilation system, allowing concurrent operation of both CMs in both the first mining unit (“Unit 1”) and Unit 2. Unit 2 will progressively ramp-up over the coming months.

•	Operations at the coal handling and processing plant (“CHPP”) continue to ramp-up well, with fully washed plant yields moving towards designed thresholds.

Corporate

•
US$56 million Term Loan Facility was executed with Tribeca Global Resources Credit Pty Limited (as agent) and the first US$40 million tranche drawn. Paringa’s existing US$21.7 million debt facility from Macquarie Bank Limited was repaid in full.

•	Once the Term Loan Facility is fully drawn Paringa will be funded to commence the expansion of production to 2.8 Mtpa at Poplar Grove.

POPLAR GROVE PRODUCTION SUMMARY
	Quarter ended Jun. 30, 2019	Quarter ended Mar. 31, 2019	% Change Quarter / Quarter	12 months ended Jun. 30, 2019
Tons mined (Kt)	85.6	-	N/A	85.6
Tons produced (Kt)	31.3	-	N/A	31.3
Tons sold (Kt)	26.3	-	N/A	26.3
Realized sales per ton (US$)	$42.35	-	N/A	$42.35

For further information contact:

Egan Antill	Dominic Allen
Chief Executive Officer	Vice President, Finance
eantill@paringaresources.com	dallen@paringaresources.com

 Figure 1: Barge loading at Paringa’s Ainsworth Dock on the Green River

Figure 2: Underground continuous miner in operation at Poplar Grove

POPLAR GROVE OPERATIONS

Coal sales

Paringa achieved its maiden coal shipment from its Ainsworth Dock on the Green River on April 26, 2019.

During the quarter, Paringa delivered total coal shipments of 26.3 Kt with a gross sales value of approximately US$1.1 million as shipments steadily increased with mine ramp-up. Coal is sold by Paringa on a free-on-board (“FOB”) basis, with the Company’s customers responsible for the transportation of coal.

Finished coal product from Poplar Grove is designed to include around 20% – 30% of raw material (“bypass tons”) in addition to the fully washed portion to achieve a finished product energy content of around 11,200 – 11,300 Btu/lb per Paringa’s coal sales contracts. The finished product currently being produced contains an energy content significantly higher than 11,200 – 11,300 Btu/lb, with the Company receiving a pricing premium for the sale of these tons. Paringa will begin to introduce bypass tons to the final product mix over the coming months as underground construction activities are completed and the amount of waste rock received by the CHPP normalizes.

Subsequent to the end of the quarter, Big Rivers Electric Corporation (“BREC”) advised that it has elected to terminate its coal sales agreement with Paringa due to the delayed delivery of first coal to BREC. Sales to BREC would have been approximately 13% of projected tonnage over the next 5 years. The contracted volumes with BREC were for between 100,000 tons and 320,000 tons per year, with the majority of sales scheduled for 2021 – 2023. The termination of the agreement will have no contracted sales volume impact in 2019 and minimal contracted sales volume impact in 2020. The Company maintains a good relationship with BREC, and BREC has requested a test burn of Poplar Grove coal later in the year.

Paringa maintains a strong pipeline of forward sales, with ~100% of 2019, ~75% of 2020 and ~50% of the next 5 year’s production pre-sold. Paringa’s contract book remains in a favorable position for domestic sales in the Illinois Coal Basin, where sales contracts are typically negotiated on 1 to 2 year terms. The Company continues to maintain good standing with its current customers.

Figure 3: Poplar Grove coal being barged on the Green River

Mining and processing operations

Underground mining and development significantly progressed during the quarter, with the slope development contractor demobilized from the mine site and activities transitioned to Paringa managed operations.

The Company successfully installed and commissioned the slope conveyor and established the permanent ventilation system. Operations using the mine slope conveyor have allowed the Company to commence a typical underground room and pillar mining sequence and enabled significantly increased production rates.

Paringa utilizes room and pillar operations at Poplar Grove, an efficient and low-cost mining method widely employed in coal mines around the world (Figure 4). Room and pillar mining is undertaken by continuous mining units (“Unit”), with each Unit consisting of two CMs and other ancillary equipment.

Mining began utilizing the two CMs which form Unit 1, with ramp-up activities progressing well and productivity increasing. Construction of the ventilation overcasts are complete and the split ventilation system is commissioned, enabling the concurrent operation of both CMs in Unit 1. The operation of both CMs at the same time has allowed significant increases in mining productivity, with Unit 1 advance rates progressively increasing to approximately 350 ft/shift during the week of July 8.

Unit 2 has entered production with the split ventilation system now also complete, enabling the concurrent operation of two continuous miners in Unit 2, taking the total number of CMs in operation to four and significantly increasing the total quantity of coal mined per shift of operation. Unit 2 will progressively ramp-up over the coming months.

Paringa plans to operate three Units at Poplar Grove, with each Unit projected to produce approximately 0.9 Mt tons of clean coal per annum at full capacity. Unit 3 is scheduled for commissioning in 2020, enabling total Poplar Grove production of up to 2.8 Mtpa of clean coal on an annualized run-rate basis.

The Company remains on target to achieve steady state productivity rates of 560 ft/shift for each of the Unit 1 & Unit 2 operations before year end 2019, equating to the production of 1.8 Mtpa saleable product on an annualized run-rate basis.

CHPP operations continued to perform well, with yields increasing to ~55% as the amount of out-of-seam material being cut at the mine reduces.

Figure 4: Typical room and pillar mining profile (one Unit) and mining unit equipment list

Figure 5: Continuous miner at a coal face at Poplar Grove

Figure 6: Underground mining activities at Poplar Grove

Safety

No Lost Time Accidents (“LTAs”) were recorded during the quarter, with the Company recording 182 days without a LTA to June 30, 2019.

Figure 7: Roof bolting activities at Poplar Grove

Image 8: Processed coal being loaded for transport to the Company dock on the Green River

CORPORATE

Term loan facility

During the quarter, Tribeca Global Resources Credit Pty Limited (“Tribeca”) and Paringa executed a Term Loan Facility (“TLF”) of US$56 million for the purpose of refinancing existing debt, expansion development of the Poplar Grove Mine and working capital.

The Tribeca Debt Financing is an attractive funding package that provides low overall cost, low shareholder dilution and flexibility in relation to early repayment. Importantly, once the facility is fully drawn Paringa will be funded to immediately begin the expansion of production to 2.8 Mtpa at Poplar Grove.

The first US$40 million tranche of the TLF has been drawn, with drawdown of the second US$16 million tranche of the TLF conditional of satisfaction certain ramp-up tests and other customary conditions precedent.

In accordance with the TLF agreement, Paringa is working closely with Tribeca to ensure that the terminated BREC supply agreement is replaced with alternative arrangements which are acceptable to Tribeca (acting reasonably) within 90 days. If this has not occurred within 90 days, then Paringa will need to negotiate an extension or waiver with Tribeca otherwise an event of default will be triggered under the TLF agreement. Tribeca continues to be a supportive partner of the Company through the ramp up phase of the Poplar Grove mine.

The Company’s existing US$21.7 million debt facility from Macquarie Bank Limited has been repaid in full.

Image 9: Underground mining equipment entering the Poplar Grove slope

ABOUT PARINGA RESOURCES

Paringa Resources Limited operates the low cost, high quality Poplar Grove Mine, part of the Buck Creek Complex located in the Illinois Coal Basin in western Kentucky.

The Buck Creek Complex includes two fully permitted thermal coal mines: (1) the operating Poplar Grove Mine with production capacity ramping up to 2.8 Mtpa; and (2) the permitted Cypress Mine with planned production capacity of 3.8 Mtpa. Construction of the Poplar Grove Mine has been completed and production ramp-up is underway, with full production capacity targeted in 2020. The Company also has plans to develop the Cypress Mine.

Western Kentucky is one of the world’s best mining jurisdictions due to its access to low cost power, utilities, transportation and non-union labor pool. Mining conditions at Poplar Grove are similar to those encountered in neighboring mines, which rank as some of the most productive room-and-pillar operations in the world.

 Map of Buck Creek Complex and Local Mining Operations in Western Kentucky (Illinois Basin)

BUCK CREEK COAL LEASES

At the end of the quarter, Paringa controlled approximately 40,096 gross acres (16,226 hectares) of coal leases in Kentucky, United States, which comprise the Buck Creek Mining Complex. The area is controlled by Paringa through approximately 330 individual coal leases with private mineral owners.

During the quarter, Paringa entered into 3 new coal leases with private mineral owners totaling approximately 81 gross acres (33 hectares) of coal and terminated 17 outlying coal leases totaling approximately 1,002 gross acres (406 hectares) of coal at the Buck Creek Mining Complex.

Forward looking statements

This report may include forward-looking statements. These forward-looking statements are based on Paringa’s expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Paringa, which could cause actual results to differ materially from such statements. Paringa makes no undertaking to subsequently update or revise the forward-looking statements made in this announcement, to reflect the circumstances or events after the date of that announcement.

Competent Persons statements

The information in this report that relates to Exploration Results, Coal Resources, Coal Reserves, Mining, Coal Preparation, Infrastructure, Production Targets and Cost Estimation was extracted from Paringa’s ASX announcements dated May 17, 2018 entitled ‘Equity Raising Investor Presentation’, March 28, 2017 entitled ‘Expanded BFS Results Confirms Development Pathway to A$850 million NPV’ and December 2, 2015 entitled ‘BFS Confirms Buck Creek will be a Low Capex, High Margin Coal Mine’ which are available to view on the Company’s website at www.paringaresources.com.

Paringa confirms that: a) it is not aware of any new information or data that materially affects the information included in the original ASX announcements; b) all material assumptions and technical parameters underpinning the Coal Resource, Coal Reserve, Production Target, and related forecast financial information derived from the Production Target included in the original ASX announcements continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this announcement have not been materially modified from the original ASX announcements

Appendix 5B
Mining exploration entity and oil and gas exploration entity quarterly report

Appendix 5B

Mining exploration entity and oil and gas exploration entity quarterly report

Introduced 01/07/96  Origin Appendix 8  Amended 01/07/97, 01/07/98, 30/09/01, 01/06/10, 17/12/10, 01/05/13, 01/09/16

Name of entity
Paringa Resources Limited
ABN	Quarter ended (“current quarter”)
44 155 933 010	30 June 2019

Consolidated statement of cash flows		Current quarter US$000	Year to date (12 months) US$000
1.	Cash flows from operating activities
1.1	Receipts from customers (1)	-	-
1.2	Payments for
	(a) exploration & evaluation	-	-
	(b) development	-	-
	(c) production (1)	-	-
	(d) staff costs (1)	(803)	(3,436)
	(e) administration and corporate costs	(528)	(2,194)
1.3	Dividends received	-	-
1.4	Interest received	46	249
1.5	Interest and other costs of finance paid (2)	(314)	(382)
1.6	Income taxes paid	-	-
1.7	Research and development refunds	-	-
1.8	Other (provide details if material)	-	-
1.9	Net cash from / (used in) operating activities	(1,599)	(5,763)

(1)
Prior to the declaration of commercial production, all mine commissioning and ramp-up production costs incurred at Poplar Grove (including direct staff costs), net of any revenues derived from coal sales, are capitalized against mine development costs. Accordingly, these costs are not included in ‘cash flows from operating activities’ and instead, are included in ‘cash flows from investing activities’.

(2)
Prior to the declaration of commercial production, all interest paid on borrowings relating to the development of Poplar Grove is capitalized against mine development costs. Accordingly, these costs are not included in ‘cash flows from operating activities’ and instead, are included in ‘cash flows from investing activities’.

+ See chapter 19 for defined terms
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Appendix 5B
Mining exploration entity and oil and gas exploration entity quarterly report

Consolidated statement of cash flows		Current quarter US$000	Year to date (12 months) US$000
2.	Cash flows from investing activities
2.1	Payments to acquire:
	(a) property, plant and equipment:
	(i) capitalized mine development costs and other plant & equipment	(6,286)	(37,715)
	(ii) capitalized mine operating expenditures, net of revenues (1)	(2,542)	(2,542)
	(iii) capitalized interest paid, relating to mine development (2)	(1,613)	(2,571)
	(b) tenements (see item 10)	-	-
	(c) investments	-	-
	(d) other non-current assets	(109)	(463)
2.2	Proceeds from the disposal of:
	(a) property, plant and equipment	-	-
	(b) tenements (see item 10)	-	-
	(c) investments	-	-
	(d) other non-current assets	-	-
2.3	Cash flows from loans to other entities	-	-
2.4	Dividends received (see note 3)	-	-
2.5	Other (provide details if material)	-	-
2.6	Net cash from / (used in) investing activities	(10,550)	(43,291)

3.	Cash flows from financing activities
3.1	Proceeds from issues of shares	-	-
3.2	Proceeds from issue of convertible notes	-	-
3.3	Proceeds from exercise of share options	-	-
3.4	Transaction costs related to issues of shares, convertible notes or options	-	(105)
3.5	Proceeds from borrowings	44,338	61,467
3.6	Repayment of borrowings	(18,879)	(19,141)
3.7	Transaction costs related to loans and borrowings	(2,339)	(3,709)
3.8	Dividends paid	-	-
3.9	Other (provide details if material)	-	-
3.10	Net cash from / (used in) financing activities	23,120	38,512

(1)
Prior to the declaration of commercial production, all mine commissioning and ramp-up production costs incurred at Poplar Grove (including direct staff costs), net of any revenues derived from coal sales, are capitalized against mine development costs. Accordingly, these costs are included in ‘cash flows from investing activities’.

(2)
Prior to the declaration of commercial production, all interest paid on borrowings relating to the development of Poplar Grove is capitalized against mine development costs. Accordingly, these costs are included in ‘cash flows from investing activities’.

+ See chapter 19 for defined terms
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Appendix 5B
Mining exploration entity and oil and gas exploration entity quarterly report

Consolidated statement of cash flows		Current quarter US$000	Year to date (12 months) US$000
4.	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of period	1,060	22,623
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(1,599)	(5,963)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	(10,550)	(43,091)
4.4	Net cash from / (used in) financing activities (item 3.10 above)	23,120	38,512
4.5	Effect of movement in exchange rates on cash held	7	(43)
4.6	Cash and cash equivalents at end of period	12,038	12,038

5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter US$000	Previous quarter US$000
5.1	Bank balances	116	1,060
5.2	Call deposits	11,922	-
5.3	Bank overdrafts	-	-
5.4	Other (provide details)	-	-
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	12,038	1,060

6.	Payments to directors of the entity and their associates	Current quarter US$000
6.1	Aggregate amount of payments to these parties included in item 1.2	(242)
6.2	Aggregate amount of cash flow from loans to these parties included in item 2.3	-
6.3	Include below any explanation necessary to understand the transactions included in items 6.1 and 6.2
Payments to directors for services and defined contribution plans.

+ See chapter 19 for defined terms
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Appendix 5B
Mining exploration entity and oil and gas exploration entity quarterly report

7.	Payments to related entities of the entity and their associates	Current quarter US$000
7.1	Aggregate amount of payments to these parties included in item 1.2	-
7.2	Aggregate amount of cash flow from loans to these parties included in item 2.3	-
7.3	Include below any explanation necessary to understand the transactions included in items 7.1 and 7.2
Not applicable.

8.	Financing facilities available Add notes as necessary for an understanding of the position	Total facility amount at quarter end US$000	Amount drawn at quarter end US$000
8.1	Loan facilities:
	Term loan facility (1)	56,000	40,000
	Equipment financing facility (2)	26,500	23,679
	Project loan facility (3)	-	-
8.2	Credit standby arrangements	-	-
8.3	Other (please specify)	-	-
8.4
Include below a description of each facility above, including the lender, interest rate and whether it is secured or unsecured. If any additional facilities have been entered into or are proposed to be entered into after quarter end, include details of those facilities as well.

(1) The Company has a US$56 million Term Loan Facility (“TLF”) from Tribeca Global Resources Credit Pty Limited (as agent) (“Tribeca”). The first US$40 million tranche of the TLF was drawn during the quarter. Drawdown of the second US$16 million tranche of the TLF is expected in the second half of 2019 subject to satisfaction of certain ramp-up tests and other customary conditions precedent. The key terms of the three-year TLF are typical of a facility of this nature, including a floating interest rate comprising the US Prime Rate plus a margin of 7.50% pa, plus usual undertakings and events of default for a facility of this nature. The TLF is repayable by April 2022.

(2) The Company has a secured financing facility with Komatsu (and its subsidiary Joy Underground Mining) to finance the purchase of up to US$19.0 million of equipment from Komatsu for use at the Poplar Grove Mine, on instalment terms. Komatsu has also agreed to provide an additional equipment financing facility of up to US$7.5 million for the purchase of non-Komatsu equipment. Interest rates vary for each piece of equipment, based on standard commercial rates for leased mining equipment in the United States. Improved lease rates were negotiated by agreeing to provide upfront deposits, representing approximately 10% of the equipment cost.

(3) At quarter end, the Company had fully repaid its US$21.7 million Project Loan Facility (“PLF”) from Macquarie Bank Limited ("Macquarie").

+ See chapter 19 for defined terms
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Appendix 5B
Mining exploration entity and oil and gas exploration entity quarterly report

9.	Estimated cash outflows for next quarter	US$000
9.1	Exploration and evaluation	-
9.2	Development	-
9.3	Production	-
9.4	Staff costs	(1,200)
9.5	Administration and corporate costs	(400)
9.6	Other (provide details if material):
	(a) mine capital expenditures and operating expenditures, net of revenues from coal sales	(3,200)
9.7	Total estimated cash outflows	(4,800)

10.	Changes in tenements (items 2.1(b) and 2.2(b) above)	Tenement reference and location	Nature of interest	Interest at beginning of quarter	Interest at end of quarter
10.1	Interests in mining tenements and petroleum tenements lapsed, relinquished or reduced	-	-	-	-
10.2	Interests in mining tenements and petroleum tenements acquired or increased	Buck Creek Complex located in Kentucky, USA	Coal leases with private mineral owners	100% (41,017 acres)	100% (40,096 acres)

Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.
2	This statement gives a true and fair view of the matters disclosed.

Sign here:		Date: July 31, 2019
(~~Director/~~Company secretary)

Print name:	Gregory Swan

Notes

1.
The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position. An entity that wishes to disclose additional information is encouraged to do so, in a note or notes included in or attached to this report.

2.
If this quarterly report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 6: Exploration for and Evaluation of Mineral Resources and AASB 107: Statement of Cash Flows apply to this report. If this quarterly report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standards apply to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

+ See chapter 19 for defined terms
1 September 2016	Page 5